Ultimus Managers Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

September 2, 2016

FILED VIA EDGAR

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Response to Staff’s Comments on Schedule 14A for Ultimus Managers Trust (the “Trust”), on behalf of its series, APEXcm Small/Mid-Cap Growth Fund (the “Fund”) (File Nos. 811-22680; 333-180308)

Dear Ms. Lauren Sprague:

Set forth below is a summary of the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which you provided orally on August 26, 2016, for the Trust’s Pre-Effective Schedule 14A filed on August 17, 2016 (Accession No. 0001398344-16-016904). Following each comment is the Trust’s response.

1.	As a general comment, please be sure any defined terms are consistently used throughout the document.

Response: The Trust has made the requested changes.

2.	Please review the descriptions of Fiera Capital Corporation on pages 1 and 2 and ensure they are consistent.

Response: The Trust has made the requested changes.

3.	On page 6, in the Q&A section, please describe in what capacity Fiera Capital is registered with the Commission.

Response: The Trust has made the requested clarification.

4.	On page 11, in bullet point number (6), there is an orphan romanette. Please review the paragraph and fix accordingly.

Response: The Trust has made the requested changes.

5.	Please state the expiration of the New Expense Limitation Agreement.

Response: The Trust has included the requested disclosure.

6.	Please confirm if Fiera Capital may recoup previously waived advisory fees or reimbursed expenses.

Response: Fiera Capital cannot recoup advisory fees or expenses that Apex Capital Management previously waived or reimbursed.

7.	If the Trust and the advisers intend to rely upon Section 15(f) of the Investment Company Act of 1940, as amended, for the assignment of the investment advisory agreement, then please expressly state that the Trust and Fiera Capital will abide by both conditions under Section 15(f)(1). Additionally, please explain why the Board of Trustees determined the assignment does not create an “unfair burden” on the Fund or shareholders. Finally, please confirm that each condition will be satisfied for the required period.

Response: The Trust has included the requested disclosure.

8.	In the first full paragraph on page 14 regarding the New Expense Limitation Agreement, the disclosure states that “the New ELA will continue in effect until October 1, 2017 and from year to year thereafter provided such continuance is approved by a majority of the Trustees who (i) are not “interested persons” of the Trust or any other party to the agreement, as defined in the Investment Company Act; and (ii) have no direct or indirect financial interest in the operation of the agreement (the “Non-Interested Trustees”)”. There doesn’t appear to be a distinction between non-interested persons and those that do not have a direct or indirect financial interest in the agreement. Please review and clarify this disclosure.

Response: The disclosure, as currently written, is meant to track the language in Section 15(c) under the 1940 Act, which requires the renewal of the advisory agreement to be approved by the trustees “who are not parties to such contract or agreement or interested persons of such party….” Although Section 15(c) does not apply expressly to expense limitation agreements, the Trust uses the same standard for renewing both contracts.

9.	On page 16, in the section discussing the Fund’s investment performance, please provide more detail on the adviser’s explanation for the Fund’s relative underperformance.

Response: The Trust has included the requested disclosure.

We acknowledge that:
•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;
•	Commission or staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments. Please contact me at (513) 587-3454 if you have any questions.

Sincerely,

/s/ Bo J. Howell
Bo J. Howell
Secretary
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